UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

[redacted]

October 23, 2008

Mr. J. Craig Long
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, IL 60610

Dear Mr. Long:

Based on the facts and representations set forth in your letter dated October 23, 2008, we find that it is appropriate in the public interest, and consistent with the protection of investors to grant, and hereby grant, to Members[1] that execute trades for their customers on the BATS Exchange using the Exchange's Trading System, a limited exemption pursuant to Rule 10b-10(f) under the Act from the requirement in Rule 10b-10(a)(2)(i)(A) to disclose to their customers the name of the person from whom a security was purchased, or to whom it was sold, or the fact that such information will be provided upon the customer's written request. This exemption is limited to trades that Members execute on the BATS Exchange using the post trade anonymity feature described in your letter.[2] In granting this exemption, we note in particular, your representation that all orders submitted to the Exchange's Trading System will automatically match against each other in strict price-time priority.

You also request assurance that the Staff will not recommend enforcement action to the Commission under paragraph (a) of Rule 10b-10 under the Act if a Member confirms its capacity as "agent" when the Member submits a customer's order to the Exchange, in its role as the customer's agent, and the order is executed on the Exchange in a trade with an anonymous contra-party that turns out to be the Member trading in a principal (including proprietary) capacity. Your request is limited to those situations in which both: (1) the No Knowledge Requirement; and (2) the Parity Requirement are satisfied.

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[1] Unless otherwise noted, each defined term in this letter has the same meaning as defined, directly or by reference, in your letter.

[2] This exemption does not apply to orders routed to an away trading center for execution.

Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission under paragraph (a) of Rule 10b-10 if a Member indicates on confirmations to its customers that the Member acted as agent on a customer's behalf when a representative of the Member submits a customer order to the Exchange on an agency basis and that order is executed on the Exchange in a trade with an anonymous contra-party that turns out to be the Member trading in a principal (including proprietary) capacity, provided that the Member complies with all other requirements of Rule 10b-10 in confirming the customer's order, including paragraph (a)(2)(i) thereof, and provided that the handling and execution of the customer order complies with the No Knowledge and Parity Requirements.[3]

In taking this position, we note in particular your representation regarding your expectation that Same Firm Volume, as a percentage of Total Volume, will not be material for either high or low trading volume securities.[4] We also note that Members continue to have a duty of best execution.[5]

The Office of Financial Responsibility has instructed us to inform you that the Staff will not recommend enforcement action to the Commission if, in lieu of making and preserving a separate record, Members rely on the Exchange's retention of the identities of the Members that execute anonymous trades on the Exchange, for the period specified Rule 17a-4(a), to satisfy the requirements of Rules 17a-3(a)(1) and 17a-4(a) under the Act. The Staff notes, however, that a Member has the responsibility to make, keep current, and preserve records of all purchases and sales of securities in accordance with Rules 17a-3 and 17a-4 of the Act for trades on the BATS Exchange if the Member knows the identity of the contra-party.

These exemptive and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Act. In addition, these positions are based solely upon the representations you have made and are limited strictly to the facts and conditions described in your incoming letter. Any different facts or circumstances, including any change to the

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[3] This Staff position applies only to trades that Members execute on the Exchange's Trading System. This Staff position does not apply to orders routed to an away trading center for execution.

[4] In this regard, we note your representation that, one year after the Trading System becomes fully operational, you will review trade data to determine the actual percentage of same firm volume versus total volume in high and low volume securities to confirm that this number is not material, and that you will create and maintain a record of your determination.

[5] *See, e.g.*, Regulation NMS, Exchange Act Rel. No. 49325 (February 26, 2004), 69 Fed. Reg. 11126, 11137 (March 9, 2004) ("A broker-dealer still must seek the most advantageous terms reasonably available under the circumstances for all customer orders. A broker-dealer must carry out a regular and rigorous review of the quality of market centers to evaluate its best execution policies, including the determination as to which markets it routes customer order flow.").

operation of the Exchange, may require a different response.[6] Finally, we express no view with respect to other questions the proposed activities of the Exchange or any Members relying on this relief may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,[7]

Brian A. Bussey
Assistant Chief Counsel

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[6] In this regard, we note your representation that the Exchange's rules do not provide for any special order type that would be an exception to the strict price-time priority handling of orders as set forth in Rule 11.12 of the Exchange.

[7] 17 CFR § 200.30-3(a)(32).

RECEIVED
2008 NOV -3 PM 5:46
SEC / TM

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: October 24, 2008

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

BATS Exchange, Inc. – No-action and exemptive relief regarding Exchange Act Rule 10b-10

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
321 NORTH CLARK STREET, SUITE 2800
CHICAGO, IL 60610-4764
312.832.4500 TEL
312.832.4700 FAX
foley.com

October 23, 2008

Mr. James L. Eastman
Associate Director and Chief Counsel
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0001

Re: Request for a Limited Exemption from Paragraph (a)(2)(i)(A) of Rule 10b-10 Under the Securities Exchange Act of 1934 (the "Act") and Request for No-Action Relief from Rules 10b-10(a)(2), 17a-3(a)(1) and 17a-4(a) Under the Act

Dear Mr. Eastman:

BATS Exchange, Inc. (the "BATS Exchange" or the "Exchange") respectfully requests a limited exemption from paragraph (a)(2)(i)(A) of Rule 10b-10[1] under the Securities Exchange Act of 1934 ("Act") on behalf of members of the Exchange that execute trades on the Exchange for their customers ("Members"). The Exchange will operate a fully automated electronic book ("order book") for orders to buy or sell securities ("orders") with a continuous, automated matching function which will provide for strict price-time priority execution ("Trading System").[2] The order book and rules also provide for post trade anonymity through settlement for trades executed through BATS Exchange.[3]

BATS Exchange also requests, on behalf of its Members, your assurance that the staff of the Division of Trading and Markets ("Staff") will not recommend that the Commission take any enforcement action under paragraph (a) of Rule 10b-10 under the Act in connection with the activities of Members executing orders for their customers in the circumstances described below. Specifically, BATS Exchange requests this relief to permit a Member to indicate on a customer

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[1] Paragraph (f) of Rule 10b-10 under the Act provides the Securities and Exchange Commission ("SEC" or "Commission") authority to issue exemptions from the requirements contained in paragraphs (a) and (b) of the rules promulgated under the Act.

[2] See BATS Exchange Rule 11.12. The Exchange rules do not provide for any special order type that would be an exception to the strict price time priority handling of orders set forth in Rule 11.12.

[3] As explained herein the Exchange does not request an exemption for when it reveals the identity of a Member or a Member's clearing firm: (i) for regulatory purposes or to comply with an order of a court or arbitrator; or (ii) when a Qualified Clearing Agency (as defined in Exchange Rule 1.5(t)) such as the National Securities Clearing Corporation ceases to act for a Member or the Member's clearing firm, and determines not to guarantee the settlement of the Member's trades. See BATS Exchange Rule 11.15.

confirmation that the Member acted as agent (where the Member submits a customer's order on BATS Exchange in the Member's role as the customer's agent (hereinafter "Customer Order")) and the order is executed in a trade with an anonymous contra-party that turns out to be the Member or one of its affiliates trading in a principal (including proprietary) capacity (hereinafter "Principal Order"), so long as the conditions set out below are met and the Member otherwise complies with all other requirements of Rule 10b-10 in confirming the customer's order, including paragraph (a)(2)(i) thereof.

This request for no-action relief is limited, however, to those situations in which the following requirements are met: (1) the representatives of the Member or its affiliates submitting Principal Orders do not have knowledge about Customer Orders submitted by the Member and the Member representatives submitting Customer Orders do not have knowledge about Principal Orders submitted by the Member or its affiliates (the "No Knowledge Requirement"); and (2) the Member does not determine or influence the selection of the contra-party(ies) against which such Customer Orders will be executed (the "Parity Requirement").

Finally, BATS Exchange requests certain no-action relief from the requirements of Rules 17a-3(a)(l) and 17a-4(a) under the Act, as described below.

A. Background – BATS Exchange

BATS Exchange is a registered national securities exchange under Section 6 of the Exchange Act.[4] The Members of the Exchange ("Members") consist of those broker-dealers admitted to Membership and entitled to enter orders in, and receive executions through, the Exchange's order book or otherwise.

The Exchange will operate an order book for orders with a continuous, automated matching function, in compliance with the Exchange's rules and Regulation NMS under the Act ("Reg NMS"). Liquidity will be derived from orders to buy and orders to sell submitted to the Exchange electronically by its Members from remote locations.

The order book and the Exchange's rules will provide for strict price-time priority execution. Under Rule 11.12, orders will be prioritized on a strict price-time basis, first by price and then by time. Incoming orders are first matched for execution against orders in the BATS order book.

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[4] BATS Exchange received approval of its application for registration as a national securities exchange on August 18, 2008. See Exchange Act Release No. 58375 (August 18, 2008). Exchange rules cited herein were approved as part of the application.

Orders that cannot be executed are eligible for routing to away trading centers.[5] All trades will be executed through the Exchange's Trading System on an anonymous basis. The transaction reports produced by the Trading System will indicate the details of transactions executed in the Trading System but shall not reveal contra party identities. Transactions executed in the Trading System will also be cleared and settled anonymously.[6]

The order book's matching system algorithm permits orders originated by a BATS Exchange member to execute against other orders from the same participant on the same basis as orders from other Members. In the order book's handling of displayed orders, which is based on strict price-time priority, a Member could receive an execution against itself, and under the Exchange's Rules, the Member would not know that it was the contra-side of the trade at the time of execution.

B. Rule 10b-10

1. Contra-Party Identity Requirement

Rule 10b-10, among other things, requires a broker-dealer to disclose to its customers the identity of the party the broker-dealer sold to or bought from to fill the customer's order. Specifically, under paragraph (i)(A) of Rule 10b-10(a)(2), when a broker-dealer is acting as agent for a customer, some other person, or for both the customer and some other person, the broker-dealer must disclose "[t]he name of the person from whom the security was purchased, or to whom it was sold, for such customer or the fact that the information will be furnished upon written request of such customer" (the "Contra-Party Identity Requirement"). A broker-dealer can provide this information on the confirmation, or it has the option to provide the information to a customer at a later time after receiving a written request from the customer. A broker-dealer has this option as long as it discloses on the confirmation that the contra-party information is available upon written request.

Trades are executed with total anonymity at BATS Exchange, where the identity of the actual contra-party is not revealed when the trade is executed.[7] Therefore, Members will not know the identity of the party to whom they sold securities or from whom they purchased securities. Without this information, Members cannot comply with the Contra-Party Identity Requirement. To permit BATS Exchange Members to utilize the BATS Exchange without violating Rule 10b-10, the

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[5] See BATS Exchange Rule 11.13. The Exchange understands that the exemptive and no-action relief would not apply to any situation in which the Trading System routes an order to an away trading center for execution, as such executions would be governed by the rules of the away trading center.

[6] Except for the conditions set forth in BATS Exchange Rule 11.15. See supra n. 3.

[7] Id.

Exchange is seeking an exemption, on behalf of such Members, from the Contra-Party Identity Requirement when Members execute transactions at the BATS Exchange.

The Contra-Party Identity Requirement, in conjunction with the other requirements of paragraph (a)(2) of Rule 10b-10, is designed to provide customers with information that could alert them to potential conflicts of interest their broker-dealer may have had when handling their orders.[8] The Exchange believes an exemption from the Contra-Party Identity Requirement when Member trades through the BATS Exchange would not diminish the public policy and investor protection objectives of the Contra- Party Identity Requirement of Rule 10b-10. The Exchange believes the potential for a conflict of interest is less likely in those circumstances when a Member trades through BATS Exchange because the trades are executed at the best price available on the Exchange and the contra-party is determined based upon multiple factors not controlled by the Member. In such situations, Members are not permitted the discretion in executing the order that would normally give rise to the opportunity for a conflict of interest.

2. *Identification as Agent on Confirmation*

The Exchange requests no-action relief, on behalf of its Members, to permit Members to indicate on a customer confirmation that the Member has acted as agent where the Member submits a customer's order through the electronic trading facilities of BATS Exchange, in the Member's role as the customer's agent, and the order is executed in a trade with an anonymous contra-party that turns out to be the Member or one of its affiliates trading in a principal (including proprietary) capacity.

a. No Knowledge Requirement

This request is limited to those circumstances in which the representatives of a Member and its affiliates submitting Principal Orders do not have knowledge about Customer Orders submitted by the Member, and the Member representatives submitting Customer Orders have no knowledge about Principal Orders submitted by the Member or its affiliates. A Member will be able to satisfy the No Knowledge Requirement if it implements and utilizes an effective system of internal controls such as appropriate information barriers, that operate to prevent the representatives of the Member or its affiliates submitting Principal Orders from obtaining knowledge about the Customer Orders submitted by the Member, and the representative of the Members submitting Customer Orders from

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[8] Paragraph (a)(2) of Rule 10b-10 requires a broker-dealer to disclose on a confirmation to a customer the capacity in which the broker-dealer handled the customer's order (i.e., as agent or principal), and whether the broker-dealer acted as agent for some other person, or as agent for both the customer and some other person. Paragraph (i)(D) of Rule 10b-10(a)(2) requires a broker-dealer to disclose to its customer the source and amount of remuneration received, or to be received, by the broker-dealer in connection with the trade.

obtaining knowledge about the Principal Orders submitted by the Member or its affiliates. To be effective, such a system of internal controls must include specific policies and procedures that prevent each Principal Order submitter separated by the information barriers from obtaining knowledge regarding Customer Orders submitted by the Member, and each Customer Order submitter separated by the information barriers from obtaining knowledge regarding Principal Orders submitted by the Member or its affiliates.

b. *Parity Requirement*

In addition to this No Knowledge Requirement, this request is limited to those situations in which the Member does not in any way determine or influence the selection of the trading interest against which a customer order will be executed.[9] As stated, the BATS Exchange's order book will not support functionality that would allow a broker-dealer to select or influence against whom its orders will be executed.[10]

Where the Customer Order and the Principal Order are executed against each other by the order book, a Member indicating in the confirmation that the firm has acted as agent does not increase the risk of fraud against the customer, where the No Knowledge Requirement and the Parity Requirement are met. To the contrary, the matching of the agency and the proprietary trading interests occurs at the best price available and the contra-side is determined based upon priority factors established by the rules of the Exchange.[11] Moreover, the proposed action does not diminish investor protection because it does not relieve a Member's duty of best execution.[12]

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[9] The SEC has issued no-action relief for Rule 10b-10 under these circumstances. See Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to James C. Yong, Chief Regulatory Officer, National Stock Exchange (October 13, 2006); Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Edward S. Knight, Executive Vice President and General Counsel, Nasdaq (January 26, 2005); and Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation. to Aleksandra Radakovic, Vice President, J.P Morgan Securities Inc. (August 4, 2005).

[10] If such functionality were to be offered in the future, BATS Exchange understands that the relief requested by this letter would not apply to this functionality.

[11] The Exchange expects that same firm volume, i.e., an execution in which a firm's agency order is matched against the same firm's principal (including proprietary) trading interest, as a percentage of total volume in a security through the Trading System will not be material for either high or low trading volume securities. The Exchange represents that one year after the Trading System becomes fully operational, the Exchange will review trade data to determine the actual percentage of same firm volume versus total volume in high and low volume securities to confirm that this number is not material. The Exchange will create and maintain a record of the determination.

[12] See Regulation NMS, Exchange Act Rel. No. 49325 (Feb. 26, 2004), 69 Fed. Reg. 11126, 11137 (March 9, 2004)("A broker-dealer still must seek the most advantageous terms reasonably available under the circumstances for all customer orders. A broker-dealer must carry out a regular and rigorous review of the quality of the market centers to evaluate its best execution policies, including the determination as to which markets it routes customer order flow.")

C. Books and Record Retention

Rule 17a-3(a)(1) under the Act requires that broker-dealers make and keep current records of all purchases and sales of securities, including "the name or other designation of the person from whom purchased or received or to whom sold or delivered." Rule 17a-4(a) under the Act requires that the records be preserved for six (6) years, the first two (2) years "in an easily accessible place."

The Exchange asks that the Commission staff not recommend enforcement action to the Commission if, in lieu of making and preserving a separate record, a broker-dealer relies on the Exchange's retention of the identities of Members that execute anonymous trades through BATS Exchange to satisfy requirements of Rules 17a-3(a)(1) and 17a-4(a) under the Act. A broker-dealer would retain the responsibility to make, keep current and preserve records of all purchase and sales of securities in accordance with Exchange Act Rules 17a-3 and 17a-4 for trades through BATS Exchange if the broker-dealer knows of the contra-party, including those instances where BATS Exchange discloses the contra-party to a trade.

* * * *

In view of the foregoing, the Exchange respectfully requests that the Commission issue an exemption and such other relief as reflected in this letter. If you have any questions, please contact me at (312) 832-4500.

Very truly yours,

J. Craig Long

cc: Mr. Brian Bussey (SEC)
Mr. Ignacio Sandoval (SEC)
Mr. Joseph Ratterman (BATS)
Mr. Eric Swanson (BATS)

END